LECUADIA NATIONAL CORPORATION
315 Park Avenue South
New York, New York 10010

VIA EDGAR

January 24, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Leucadia National Corporation
Registration Statement on Form S-4 (File No. 333-185318)

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leucadia National Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-185318) filed on December 7, 2012 (as amended by Amendment No. 1 filed on January 14, 2013 and Amendment No. 2 filed on January 24, 2013, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 12:00 p.m., Eastern time, on Monday, January 28, 2013, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Andrea Bernstein (212-310-8528) or Matthew Gilroy (212-310-8961) to confirm the effectiveness of the Registration Statement.

Very truly yours,

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando
Title: Vice President and Chief Financial Officer

cc:	Michael J. Sharp
Executive Vice President, General Counsel and Secretary
Jefferies Group, Inc.

Andrea A. Bernstein
Partner
Weil, Gotshal & Manges LLP

Matthew J. Gilroy
Partner
Weil, Gotshal & Manges LLP

R. Alec Dawson
Partner
Morgan, Lewis & Bockius LLP

Edward E. Herlihy
Partner
Wachtell, Lipton, Rosen & Katz

David E. Shapiro
Partner
Wachtell, Lipton, Rosen & Katz